

October 20, 2008

Mail Stop 4561

Thomas G. Bevivino
Executive Vice President and Chief Financial Officer
Severn Bancorp, Inc.
200 Westgate Circle, Suite 200
Annapolis, Maryland 21401
By U.S. Mail and facsimile to (410) 260-2072

Re: Severn Bancorp, Inc.
          Form 10-K for the fiscal year ended December 31, 2007
          Form 10-Q for the quarterly period ended March 31, 2008
          Form 10-Q for the quarterly period ended June 30, 2008
          File No. 000-49731

Dear Mr. Bevivino:

     We have reviewed your letter filed on September 10, 2008 and have the following comments.

Form 10-Q for the Quarterly Period Ended June 30, 2008
Management's Discussion and Analysis of Financial Condition and Results of Operations
Asset Quality, page 14

1. We note your response to bullet four of comment one from our letter dated August 28, 2008 that the Company had $43.5 million of impaired loans of which $12.5 required a specific reserve. Please reconcile this disclosure to that in your June 30, 2008 Form 10-Q, which states that you had $42.4 million of impaired loans of which $11.4 million required a specific reserve.

2. As a related matter, we note that your response to bullet four of comment one from our letter dated August 28, 2008 did not address the specific facts and circumstances that changed to support the timing of reserves and the overall decrease in the specific reserve for these impaired loans as a whole. We are therefore re-issuing this comment asking that you provide us with a detailed explanation in this regard and that you include similar disclosure in all future filings beginning with your September 30, 2008 Form 10-Q.

3. We note your response to bullet six of comment one from our letter dated August 28, 2008 that management evaluates the remaining loans in the portfolio and assesses the adequacy of the allowance for loan losses as it relates to the inherent risk in the remainder of the loan portfolio at the balance sheet date, taking into consideration: (1) levels and trends in delinquencies, non-accrual loans and impaired loans; (2) levels of and trends in charge-offs and recoveries; (3) trends in volume and terms of loans; and (4) national and local economic trends and conditions. Considering the deterioration in asset quality (e.g., increase in delinquencies, non-accrual loans, impaired loans and net charge-offs) and in national and local economic trends and conditions, as disclosed in your response (e.g., declining real estate values, home sales volumes and financial stress on borrowers as a result of the uncertain economic environment, including job losses and other events), we remain unclear on how these observed changes impacted your allowance for credit losses and management's actions in this regard. Please explain in sufficient detail, and disclose in future filings beginning with your September 30, 2008 Form 10-Q, how you determined that your provisions and change in allowance were directionally consistent with these factors.

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Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Ben Phippen, Staff Accountant, at (202) 551-3697 or me at (202) 551-3423 if you have questions.

Sincerely,

Amit Pande
Accounting Branch Chief